May 30, 2006

B.C. Securities Commission
Executive Director
701 W Georgia Street, 9th Floor
Vancouver, B.C. V7Y 1L2

Dear Sirs\Mesdames:

RE:	SONIC ENVIRONMENTAL SOLUTIONS INC (the “Company”)
MAILING ON MAY 26, 2006 & MAY 29, 2006

We confirm that on May 26, 2006, the material issued by the Company as listed below was forwarded by prepaid first class mail to all registered shareholders of the Company.

We also confirm that on May 29, 2006, the material issued by the Company as listed below was forwarded by prepaid first class mail to each of the Non Objecting Beneficial Owners of the Company that appeared on the list(s) provided by the Intermediaries or their agent(s).

However, we have not mailed material to shareholders in cases where on three consecutive occasions, documents have been returned undelivered by the Post Office.

•	Notice of Meeting	•	Information Circular
•	Proxy*	•	Financial Statement Request Form
•	Management Discussion and Analysis
•	Annual Financial Statements for the Year Ending 2005/12/31
•	Annual Report

We further confirm that the material was shipped on May 26, 2006 to Intermediaries or their agent(s) that received the Company’s request for beneficial ownership information and responded.

We are providing this letter to you as agent for the Company in compliance with regulations under applicable legislation.

Yours truly,

PACIFIC CORPORATE TRUST COMPANY

“Yasmin Juma”

Yasmin Juma
YJ/jl

CC: TSX VENTURE EXCHANGE	CC: SONIC ENVIRONMENTAL SOLUTIONS INC
CC: ALBERTA SECURITIES COMMISSION	CC: GOODMANS
CC: US SECURITIES AND EXCHANGE	CC: STALEY OKADA & PARTNERS
COMMISSION

*Please note that for Non Objecting Beneficial Owners, a Voting Instruction Form was sent instead of a proxy.